

June 9, 2010

Elizabeth S. Acton
Chief Financial Officer
Comerica Incorporated
Comerica Bank Tower
1717 Main Street, MC 6404
Dallas, TX 75201

> **Re: Comerica Incorporated**
> **Form 10-K for Fiscal Period Ended December 31, 2009**
> **Forms 8-K filed March 17, 2010 and March 30, 2010**
> **File No. 001-10706**

Dear Ms. Acton:

We have reviewed your correspondence filed with The Comission on April 29, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an revision to your future filings is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please refer to our previous comment 7 in our letter dated April 15, 2010. We note your response and your statement that only your State and Muni auction rate securities have been in a <u>continuous</u> loss position as disclosed in note 4. We are aware of the guidance in ASC 320-10-50-8 regarding how you determine the reference point for concluding whether a security has been in an unrealized loss position for greater than 12 months or less than 12 months. Your auction rate preferred securities were reported in a loss position for less than 12 months at both December 31, 2008 and 2009 and at March 31, 2010. Therefore, please clarify why these securities were not in an unrealized loss position for greater than 12 months. Please tell us whether during any previous reporting quarter the fair value of these securities either met or exceeded your cost basis. Given that the market is not active for these securities, please tell us whether the assumptions

used in your valuation model changed from period to period, the reasons for these changes, if any, and how these changes impacted your assessment of fair value.

2. Please refer to our previous comment 8 in our letter dated April 15, 2010. You state that the market value per share increased significantly, however in your disclosures in Note 3 in your December 31, 2009 Form 10-K, we note that you gave greater weight to the income approach due to the general uncertainty and depressed earnings capacity in the financial services industry. Furthermore, we note that you changed your method of estimating interim income tax in 2009 because you were unable to reliably estimate pretax income for 2009 and continued to use this method during the first quarter of 2010. We also note that you measure materiality as a percentage of TCE rather than as a percentage of income before taxes. While we understand that may be the way the company views materiality internally, Release No. 33-8350 states that an accounting policy is critical if it meets the following:

  i.   the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

  ii.   the impact of the estimates and assumptions on financial condition or operating performance is material.

Therefore, please tell us if your assessment of whether goodwill is a critical accounting policy would change if your consideration of materiality included whether any impairment charge would have a material impact on either your financial condition or results of operations, and tell us how you considered your lack of ability to reliably estimate net income. Additionally, please disclose the following information:

  a.   The percentage by which fair value exceeded carrying value as of the date of the most recent test;

  b.   The amount of goodwill allocated to the reporting unit;

  c.   A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

  d.   A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303, or me, at (202) 551-3474 if you have questions regarding these comments.

Sincerely,

Sharon Blume
Assistant Chief Accountant